January 15, 2020

Richard Mack
Chief Executive Office
Claros Mortgage Trust, Inc.
c/o Mack Real Estate Credit Strategies, L.P.
60 Columbus Circle, 20th Floor
New York, NY 10023

       Re: Claros Mortgage Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted December 19, 2019
           CIK No. 0001666291

Dear Mr. Mack:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on S-11 submitted December 19, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. We note the discussion on page 30 regarding the applicability of the Investment Company
       Act of 1940. Note that we are considering this disclosure and may have additional comments.
 Richard Mack
FirstName LastNameRichard Mack
Claros Mortgage Trust, Inc.
Comapany NameClaros Mortgage Trust, Inc.
January 15, 2020
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3. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.
Summary, page 1

4. We note footnote 5 from the table on page 20. If material please revise here or where appropriate to clarify the factors you consider in determining whether LTV is calculated using asset value or borrower's cost.
Management's Discussion and Analysis
Financial Highlights, page 107

5. Please tell us the additional compensation charge you expect to recognize as a result of the vesting of your performance based RSUs. In addition, please consider revising your
         MD&A to include prominent disclosure of the charge you expect to recognize.
Key Financial Measures and Indicators, page 109

6. We note the discussion of Net Debt-to-Equity and Total Leverage Ratios and other key measures. Please revise the comparison discussion beginning on page 126 to address material changes in the measures you use to evaluate your performance and financial leverage.
Net Debt-to-Equity and Total Leverage Ratios, page 111

7. We note your disclosure on page 112 that you believe the inclusion of non-consolidated senior interests sold and non-consolidated senior interests held by third parties provides a meaningful measure of your financial leverage as in a liquidation of the collateral underlying the subordinate loan, these senior interests would have priority in repayment.
         As the non-consolidated senior interests represent loans receivable held by third parties, and not liabilities of the company, or claims on the company's assets, we are unclear how the inclusion of these amounts in your ratio provides a meaningful measure of the company's leverage. Please elaborate on your rationale for including these adjustments.
Portfolio Activity and Overview, page 112

8. Please explain the difference between the unfunded loan commitments as disclosed in your table on page 113 and the amount reflected in your contractual obligations table on page 128
Portfolio Financing, page 114

9. We note that you accounted for repurchase agreements as secured financing transactions.
         Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition, consider quantifying the period end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for
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Claros Mortgage Trust, Inc.
January 15, 2020
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         any significant variances among these amounts.
Management Fees, Incentive Fees and Expense Reimbursements, page 176

10. Given the complexity of the base management fee calculation and the incentive fee calculation, please provide a hypothetical example or other disclosure summarizing the aggregate fees.
Certain Relationships and Related Transactions, page 190

11. Please revise Related Party Transaction Policies on page 192 or where appropriate to address broader conflicts involving your manager, such as the conflicts identified in the second and third summary risk factors on page 28.
12. We note the quantification of base management fees and incentive fees on page 190.
         Please clarify whether you have paid expense reimbursements. Exclusive Forum, page 205

13. We note the risk factor on page 86 states that the exclusive forum provision does not apply to claims arising under the federal securities laws. Please ensure that the provision in your charter clearly indicates that the exclusive forum provision does not apply to claims arising under the federal securities laws.
       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRichard Mack                                 Sincerely,
Comapany NameClaros Mortgage Trust, Inc.
                                                               Division of
Corporation Finance
January 15, 2020 Page 3                                        Office of Real
Estate & Construction
FirstName LastName